Exhibit 99.a

Central GoldTrust

Wednesday July 23, 2008

Central GoldTrust (symbol: TSX - GTU.UN (Cdn.$) and GTU.U (U.S.$) AMEX - GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the six months ended June 30, 2008.

CENTRAL GOLDTRUST
STATEMENT OF NET ASSETS
(expressed in U.S. dollars)
	June 30,	December 31,
	2008	2007
Net assets:
Gold at market	$145,820,409	123,546,031
Cash	157,250	58,249
Interest-bearing cash deposits	3,385,596	2,347,380
Prepaid expenses & other	52,925	27,563
	149,416,180	125,979,223
Accrued liabilities	(155,824)	(124,642)
Net assets representing Unitholders’ equity	$149,260,356	125,854,581

Represented by:
Capital
Units issued: 4,279,500 (2007: 3,992,500)	$76,279,600	66,286,977
Retained earnings inclusive of unrealized appreciation of holdings	72,980,756	59,567,604
	$149,260,356	125,854,581

Net asset value per Unit	$34.88	31.52

Net asset value per Unit expressed in Canadian dollars	$35.53	31.15

Exchange rate: U.S. $1.00 = Cdn.	$1.0186	0.9881

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $23,405,775 or 18.6%, during the six month period to a total of $149,260,356. The increase in net assets was attributable to the increased market price of gold during the period and the net proceeds of $9,992,623 from the public offering completed on February 12, 2008.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST
STATEMENT OF INCOME
(expressed in U.S. dollars)

	Six months ended June 30,		Three months ended June 30,
	2008	2007	2008	2007
Income (Loss):
Interest	$49,924	43,197	$22,533	30,401
Unrealized appreciation (depreciation) of holdings	13,859,752	1,481,245	(504,844)	(1,727,296)
	13,909,676	1,524,442	(482,311)	(1,696,895)
Expenses:
Administration fees	211,937	145,001	104,702	79,773
Auditors’ fees	72,586	18,350	38,136	9,350
Safekeeping, insurance and bank charges	67,478	42,712	33,769	23,443
Legal fees	52,457	27,236	35,812	9,001
Regulatory filing fees	34,654	22,637	8,043	3,246
Trustees’ fees and expenses	20,727	21,253	11,611	9,159
Unitholder information	16,102	11,949	11,053	6,883
Stock exchange fees	10,483	8,012	5,242	4,006
Registrar and transfer agent fees	7,623	6,942	4,423	3,906
Miscellaneous	488	739	438	227
Foreign currency exchange loss	1,989	809	1,176	750
Total expenses	496,524	305,640	254,405	149,744
Net income (loss)
inclusive of unrealized appreciation (depreciation) of holdings	$13,413,152	1,218,802	$(736,716)	(1,846,639)
Net income (loss) per Unit
inclusive of unrealized appreciation (depreciation) of holdings	$3.18	0.34	$(0.17)	(0.46)

Net income for the six months ended June 30, 2008 was $13,413,152 ($3.18 per unit) compared to $1,218,802 ($0.34 per unit) for the same period in 2007, after deducting expenses of $496,524 (2007: $305,640). Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets, and due to increased safekeeping, regulatory, filing and Auditors fees. Audit and legal fees increased significantly as a result respectively of costs incurred to comply with Sarbanes Oxley (SOX) 404 requirements and to amend GoldTrust’s Declaration of Trust.

Virtually all of the net income for the six month period is represented by the unrealized appreciation of holdings, which is not distributable income.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.34% for the six months ended June 30, 2008 compared to 0.34% for the same period in 2007. For the twelve months ended June 30, 2008, the expense ratio was 0.63% compared to 0.66% for the twelve months ended June 30, 2007.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices. At June 30, 2008, the units of Central GoldTrust were 97.7% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the American Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).